EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel - January 24, 2011 – Bezeq The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced that the General Meeting of The Company has approved today, following the previous Board resolution in this matter, a distribution to shareholders of the Company in the total amount of NIS 3 billion ("the Planned Distribution"), a sum not in compliance with the "earnings test" as defined in Section 302 of the Companies Law, 5759-1999 ("the Companies Law"), and to do so on the principles and terms below and subject to the approval of the Court for the Planned Distribution. An appropriate application to the Court will be filed immediately following this approval of the general meeting of shareholders.

Subject to the approval of the Court, the amount of the Planned Distribution will be distributed to the Company's shareholders in six equal, semi-annual payments during 2011-2013 (without any interest or CPI-linkage payments), as follows:

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The first distribution of NIS 0.5 billion, will be made by the end of May 2011, and to the extent possible together with the regular dividend distribution expected according to the Company's financial statements as of December 31, 2010;

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The second distribution of NIS 0.5 billion will be made by the end of November 2011, and to the extent possible together with the regular dividend distribution expected according to the Company's financial statements as of June 30, 2011;

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The third distribution of NIS 0.5 billion will be made by the end of May 2012, and to the extent possible together with the regular dividend distribution expected according to the Company's financial statements as of December 31, 2011;

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The fourth distribution of NIS 0.5 billion will be made by the end of November 2012, and to the extent possible together with the regular dividend distribution expected according to the Company's financial statements as of June 30, 2012;

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The fifth distribution of NIS 0.5 billion will be made by the end of May 2013, and to the extent possible together with the regular dividend distribution expected according to the Company's financial statements as of December 31, 2012;

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The sixth distribution of NIS 0.5 billion will be made by the end of November 2013, and to the extent possible together with the regular dividend distribution expected according to the Company's financial statements as of June 30, 2013.